www.amarincorp.com

DISCLOSURE NOTICE: The information in this document is as of September,2006.  Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.
This document contains forward-looking statements about Amarin’s financial condition, results of operations, business prospects and products in research, including, without limitation, statements regarding Amarin’s strategy, plans and assumptions, the success and timing of clinical trials, the neurology market, Amarin’s 2006 outlook, and Amarin’s intellectual property portfolio. These statements involve substantial risks and uncertainties. Amarin has, wherever possible, attempted to identify these statements by using words such as “will”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin’s research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin’s drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin’s products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin’s products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin’s product candidates; governmental laws and regulations affecting Amarin’s operations, including those affecting taxation; Amarin’s ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin’s ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin’s Annual Report on Form 20-F for the fiscal year ended December, 2005 and in its Reports of Foreign Issuer on Form 6-K filed with the SEC.
Safe Harbour

Corporate Focus
   A Neuroscience Company
Focused on the Research
Development and
Commercialization of Novel Drugs
for the Treatment of Central
Nervous System Disorders

•
  Focused growth strategy managing risk
•
 Miraxion for Huntington’s disease in Late Phase III
✓
Orphan Drug Status
✓
FDA Fast Track Designation
✓
Special Protocol Assessment
•
  Robust Pipeline in CNS Diseases
•
 Melancholic depression
•
 Parkinson’s disease
•
  Seasoned CNS Management Team
•
  Strong Financials:  $29 million in cash - No debt
Investment Highlights

  Miraxion in HD
  U.S.
  Miraxion in HD
  Europe
  Miraxion for Depression
Miraxion for PD*
Apomorphine for PD
Combinatorial Lipids
Pre-Clinical
Phase I
Phase II
Phase III
*Phase II  to commence H2 2006
File 2007
File 2007
Core Pipeline with Large Market Potential

•
Develop & commercialize neurodegenerative  disease
pipeline for U.S. Market
•
In-License Neurology Products for U.S.
•
Out-license/Partner Outside U.S.
Amarin Strategy

Market Size $500M+
70,000 diagnosed
400,000 at risk
•
  Fatal Genetic Disease
•
  No current cure or treatment
•
  Clinical diagnosis with CAG>36
•
65-70% of all HD patients
  have CAG < 44
•
  10-25 Years Life Expectancy
•
  Severe Movement Disorder
•
  Psychosis & Dementia
Miraxion for Huntington’s Disease

Epadel on Market in Japan
95% pure EPA
No serious side effects
No major complications
Prescribed for 2 Million Patients
15 years
* Miraxion is approximately 97% pure EPA
Miraxion Safety Profile - Low Risk

Axon
Stalk
Pore
Hemifusion
Water
Phospholipase A2
Fatty acid
Negative curvature
Lysophospholipid
Positive curvature

THE FUTURE IN MIND

•
Miraxion is a semi-synthetic, highly purified derivative of
eicosapentaenoic acid (ethyl-EPA)
•
   Patent protected ~97% purity is key attribute
•
   Consistent predictable metabolism and functioning in brain
•
   Minimization of impurities
•
Mechanism of action
•
Regulation of signal transduction
•
Stabilization of cell membranes
and mitochondrial integrity
•
Slows progression from neuronal
dysfunction to apoptosis
•
Neuro anti-inflammatory effects
Miraxion for HD - Scientific Rationale

AMARIN

Genetic sub-group identified

THE FUTURE IN MIND

Significance
Intent To Treat
135
No
Per Protocol
83
Near
CAG Score <44 *
67
YES
Initial Phase III Trial Results
Patients
Group
* Positive CAG data
consistent across centres
Miraxion for HD – Initial Phase III Trial

40
35
30
25
20
15
Baseline
6 month
12 month
Placebo
Intent To Treat: CAG < 44 Group
N = 67
P = .029
TMS-4
15.2% difference (3.5)
Miraxion for HD – Initial Phase III Trial

40
35
30
25
20
15
Baseline
6 month
12 month
Placebo
Per Protocol: CAG < 44 Group
TMS-4
N = 44
P = .006
28.4% Difference (6.5)
Miraxion for HD – Initial Phase III trial

AMARIN

CORTEX
VENTRICLE
STRIATUM

THE FUTURE IN MIND

Neuro imaging in Phase III Trial

Baseline
12 months
Contrast
Healthy Brain
Neuro-imaging in Phase III Trial

AMARIN

Enlarged Lateral
Ventricles
Cortical
Degeneration

THE FUTURE IN MIND

Huntington’s disease patient brain
Neuro-imaging in Phase III Trial

Placebo patient - Lateral ventricular enlargement
Neuro imaging in Phase III Trial

Miraxion patient - Ventricular shrinkage
Neuro imaging in Phase III Trial

AMARIN

FDA

emea

H • S • G

HD

SPA

THE FUTURE IN MIND

Powering: 540 pts; 90%
Clinical Centers

Patient Entry Criteria
CAG ≤ 44 : Less severe
Detect TMS-4 change of
3.2 in US and 3.5 in EU
70 centers, 6 month
trial,
6 month extension
Regulatory Agencies
Expert involvement
Current Phase III Trial
Miraxion for HD – Phase III Trial Design

Potential NDA
Filing
Last patient
out
FDA
Response
Data
available
Last
patient in
First
patient in
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
‘05
‘06
‘07
Q3
Q4
Orphan Drug, SPA and Fast Track
Miraxion for HD - Milestones (US)

Market Size $2-4 B+
Approx 25% with melancholic
depression
Approx 20 million suffer from
major depression globally
•
Approx 40 million people suffer from
depressive disorders in US and EU
•
Approx 20 million suffer from Major
Depression
•
25% suffer from melancholic
depression – the most severe form
Miraxion for Melancholic depression

•
Clear unmet need
•
Potential 1st-to-market therapy
specifically for MD
•
Six Phase IIa trials completed – proof of
concept achieved
•
Effective and fast-acting (2-3 weeks); no
sexual dysfunction, weight gain, or other
significant side effects
•
Potential mechanism validated by in vivo
and in vitro data
•
Supported by key opinion leaders
Miraxion for Melancholic Depression

Investigators
Trial Details
No. with
Melancholic
Features
Scale
Melancholic
Data
Analysis
Amarin
(Peet & Horrobin )
N=70
1, 2 or 4g/d or placebo
for 12 wks
adjunct
N= 28
More severely ill
HDRS
p<0.05
Amarin
N=115
1g/d or placebo for 12
wks
adjunct
N= 70
More severely ill
HDRS
p<0.05
Amarin
N=77
0.5, 1, 2g/d or placebo
for 6 wks
monotherapy
N= 39
Less severely ill
Depression
sub
-
scale of
HDRS
p<0.05
•
  Three Sponsor Led Trials: 262 Depression Patients
•
 137 Patients with Melancholic Symptoms
Statistical Significance Achieved in
Melancholic Depression Patients
Miraxion for MD

AMARIN

Change in HDRS from Baseline in Recurrent Unipolar Depressive Disorder (Nemets)
0
-2
-4
-6
-8
-10
-12
-14
Change in HDRS
Placebo
LAX-101
(1g/day)
**
**
**
Baseline
1
2
3
4
Treatment Period / Weeks

Improvement in HDRS from Baseline - ITT
(LA0101.0002)
0
-2
-4
-6
-8
-10
-12
Placebo
LAX-101 (1g/day)
*
**
*
0
4
8
12
Treatment Period / Weeks

THE FUTURE IN MIND

Patients were randomised on a double blind basis to receive
placebo or 1g, 2g or 4g per day
of LAX-101 for 12 weeks.  The
primary end point was change
on the 17 item Hamilton
Depression Rating Scale
(HDRS).  Secondary end points
were changes on the
Montgomery-Asberg
Depression rating scale
(MADRS) and the Beck
Depression Inventory (BDI).

Performed by Professor Belmaker, Israel. Published as B Nemets et al, Am J Psychiatry, 2002, 159:477-479
20 Patients were randomised on a double blind basis to receive Miraxion or matching placebo at a dose of 2g/day for 4 weeks.

In the overall ITT population Miraxion was significant at p<0.02 for the primary endpoint &
p<0.001 in the PP group (results published Archives of General Psychiatry, 2002)

Miraxion for MD

•
CRF significantly up-regulated by IL-1 in the CNS
•
Depression is major side effect of INF-α / IL-2 therapy
•
Cytokines are key promoter of pro-inflammatory
prostaglandins
Cytokines Have a
Clear Role in HPA
Axis Control
•
Competes with arachidonic acid at cyclooxygenase,
inhibiting conversion of arachidonic acid to PGE2 (in vitro)
•
Dose dependently reduces PGE2 and IL-1 production
•
Inhibits IL-1 induced increase in cortisol levels (in vivo)
Miraxion Down
Regulates
Pro-Inflammatory
Arachidonic Acid
Cascade
•
Depressed patients show significantly higher cortisol / ACTH
•
Corticotropin-releasing factor (CRF) is elevated in
depression
•
Several pipeline Rx targeting CRF inhibition (e.g. CRH
antagonists)
Hypothalamic-Pituitary-
Adrenal Axis Implicated
in Depression
Miraxion for MD

Miraxion for PD
•
Research supports role for Miraxion in PD
•
Neuro-protective and neuro anti-inflammatory effects in
Neurodegenerative models
•
Improved cell viability and the slowing of neuronal
apoptosis (cell death) associated with the symptoms of
PD
•
Enhanced learning performance, improved motor
function and reduced bradykinesia in animal models of
neurodegenerative diseases
•
Follow up Phase II imaging study being planned

Orphan  designation  (US)
Patent 40390 (US&EU)
Patent 45429
2nd Generation
Patent 40266 (US&EU)
Patent 40390 (US&EU)
Patent 48245
2nd Generation
2005
2030
2020
HD
Depr
2010
Miraxion - Intellectual Property Portfolio

Market Size $100M+
700,000 advanced patients
experience frequent “off” episodes
> 2 million diagnosed with
Parkinson’s
•
30% of patients have advanced
Parkinson’s disease
•
Characterized by frequent “off”
periods of semi-paralysis
•
Current injectable apomorphine –
frequent, painful & granulomas
•
Completing development of final
novel oral formulation
•
Commence final-stage clinical
trials in 2007
Apomorphine for Parkinson’s Disease

Combinatorial Lipid Program
•
Proprietary technology platform
•
Uses chemical linkage to attach a range of bioactive lipids
to other lipids or other drugs
•
Results in novel single chemical entities with predictable
properties offering clinically relevant advantages
•
A range of candidates currently in preclinical for
Parkinson’s disease
•
Selection of lead candidates for further development due
by end of 2006

✓
 LAX-202 for MS Fatigue to MultiCell
•
  Miraxion for Depressive Disorders
•
  Miraxion for HD in Remaining EU Markets
•
  LAX-201 for Depression
•
  Apomorphine for PD in EU Markets
•
  Other IP
Out-licensing /Partnering Opportunities

AMARIN

AMARIN

gsk GlaxoSmithKline

CardinalHealth

Cephalon

élan

SkyePharma PLC

Pfizer

THE FUTURE IN MIND

Management Team Experience

Warrants (avge exercise price
$1.56)
Options
Common Shares
Debt
Cash position
10.2m
5.4m
81.3m
None
$29m
06/ 30/06
Capitalization
Financials

Twelve-Month Milestones
✓
  Complete Enrollment of US  Phase III trial in HD
✓
 Complete Enrollment of EU Phase III trial in HD
•
  Commence Neuro-imaging Studies in PD
•
  Commence Phase IIb study in Depression
•
  Advance Phase II Studies of Apomorphine in PD
•
  In-license Other Synergistic Neurology Products
•
  Partner Pipeline Opportunities
•
  Report Data from Phase III trials in HD

Lead Product in Late Phase III
Focused strategy managing risk
Seasoned CNS Management Team
Large Market Opportunities in CNS
Diseases
Strong Financials:  $29 million in cash - No Debt
Robust Pipeline in CNS Diseases
Investment Highlights

www.amarincorp.com